Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

January 31, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 31, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Roman DBDR Tech Acquisition Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant

Class A Common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securit**ies** described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi